------               U.S. SECURITIES &         ------------
        FORM 4/A              EXCHANGE COMMISSION        OMB APPROVAL
          ------            Washington, D.C.  20549      ------------

[ ]  Check this box if                            OMB Number       3235-0287
     no longer subject                            Expires:September 30, 1998
     Section 16. Form 4                           Estimated average burden
     or Form 5 obliga-                            hours per response . . 0.5
     tions may continue.
     See Instruction 1(b).

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940
---------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

          Knox        Boone        A.
     ------------------------------------
         (Last)      (First)     (Middle)


            3133 Washington Road
     ------------------------------------
                    (Street)

          Thomson      GA       30824
     ------------------------------------
         (City)      (State)   (ZIP)

2.   Issuer Name and Ticker or Trading Symbol

     Merry Land & Investment Company, Inc. (MRY)
     -------------------------------------------

3.   IRS or Social Security Number of Reporting Person
     (Voluntary)

     ###-##-####
     -------------------------------------------------

4.   Statement for Month/Year

     January 1998
     ------------------------

5.   If Amendment, Date of Original (Month/Year)

     January 29, 1998
     -------------------------------------------

6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

         X      Director             10% Owner
     ---------            ---------
                Officer              Other
     ---------            ---------
     (give title below)   (specify below)
     ------------------------------------------


     ------------------------------------------

7.   Individual or Joint/Group Filing
     (Check Applicable Line)

         X      Form Filed by One Reporting Person
     ---------
                Form Filed by More than One Reporting Person
     ---------

----------------------------------------------------------------------------------------------------------------------------------
                          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
----------------------------------------------------------------------------------------------------------------------------------
                                   3.           4.
                                   Transaction  Securities Acquired (A) or Disposed
                                   Code         of (D) (Instr. 3, 4 and 5)
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                                                                                     5. Amount of
                                                                                     Securities     6. Ownership   7. Nature of
                      2.                                                             Beneficially   Form: Direct      Indirect
                      Transaction                                                    Owned at End   (D) or            Beneficial
1.                    Date                                                           of Month       Indirect (I)      Ownership
Title of Security     (MM/DD/YY)    Code     V     Amount      (A) or (D)    Price   (Inst. 3 & 4)  (Instr. 4)        (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Common Stock         1/26/98          P      V     50,000<F1>    A       $22.59375   ---               D             ---
----------------------------------------------------------------------------------------------------------------------------------
Common Stock         1/28/98          P      --     1,185        A       $22.8125    156,267           D             ---
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          ---            --      --       ---       --        ---      2,215,000           I          By Limited
                                                                                                                  Partnership<F2>
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          ---            --      --       ---       --        ---            800           I       As custodian for
                                                                                                             niece and nephew<F3>
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          ---            --      --       ---       --        ---          5,876           I            By Wife<F3>
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          ---            --      --       ---       --        ---          5,998           I          By General
                                                                                                                 Partnership<F4>
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          ---            --      --       ---       --        ---        210,904.989       I   By Knox Foundation<F5>
----------------------------------------------------------------------------------------------------------------------------------
Common Stock          ---            --      --       ---       --        ---        234,773           I    As Co-Executor of the
                                                                                                            Estate of Peter S.
                                                                                                            Knox III<F6>
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
<F1> These shares were acquired under the Merry Land & Investment Company, Inc. Stock Option and Incentive Plan pursuant to which the reporting person has executed a full recourse note in favor of Merry Land & Investment Company, Inc. for the purchase price of the common stock.
<F2> The reporting person serves as general partner of Knox, Ltd. which holds the reported shares.  The reporting person disclaims beneficial ownership of the shares held in Knox, Ltd. except to the extent of his pecuniary interest therein.
<F3> The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
<F4> The reporting person is managing general partner of BT Investments, a Georgia general partnership.  The reporting person disclaims beneficial ownership of the shares owned by BT Investments except to the extent of his pecuniary interest therein.
<F5> The reporting person is trustee of this charitable trust.  The reporting person disclaims beneficial ownership of the shares owned by the Knox Foundation.
<F6> The reporting person is co-executor of the Estate of Peter S. Knox III.  The reporting person disclaims beneficial ownership of the shares owned by the Estate of Peter S. Knox III.

Reminder: Report on a separate line for each class of securities        Page 1
          beneficially owned directly or indirectly.                  SEC 1474
         (Print or Type Responses)                                      (7/96)

*If the form is filed by more than one reporting person see instruction
 5(b)(v).

FORM 4 (continued)         Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned                 Page 2
                                   (e.g. puts, calls, warrants, options, convertible securities)
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                             4.<F4>       5.<F5>       6.<F6>            7.<F7>
----------------------------------------------------------------------------------------------------------------------------------
                                                          Date     Expira-
                                                          Exer-    tion
1.<F1>   2.<F2>   3.<F3>      Code   V    (A)    (D)     cisable   Date      Title   Shares  8.<F8>   9.<F9>  10.<F10>  11.<F11>
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------
Employee $22.59375 1/26/98     A     V   50,000  --      <F12>    1/26/08    Common   50,000   --       50,000    D       --
Stock                                                                          Stock
Option
(right to buy)
----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------

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
<F1>   Title of Derivative Security (Instr. 3)
<F2>   Conversion or Exercise of Price of Derivative Security
<F3>   Transaction Date (MM/DD/YY)
<F4>   Transaction Code (Instr. 8)
<F5>   Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
<F6>   Date Exercisable and Expiration Date (MM/DD/YY)
<F7>   Title and Amount of Underlying Securities (Instr. 3 and 4)
<F8>   Price of Derivative Security (Instr. 5)
<F9>   Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)
<F10>  Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)
<F11>  Nature of Indirect Beneficial Ownership (Instr. 4)
----------------------------------------------------------
<F12> These options were granted under the Merry Land & Investment Company, Inc. Stock Option and Incentive Plan.  Twenty percent
(20%) of these options become exercisable on 7/26/98 and an additional 20% become exercisable in four annual installements commencing on 1/26/99.


                  /s/                              February 6, 1998
    -------------------------------              --------------------
            Boone A. Knox                                Date
    **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB Number.                              Page 2
                                                                    SEC 1474
                                                                      (7/96)